EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Letter from the Director General of the Ministry of Communications Regarding Wholesale Market

Further to the Company's immediate report of March 26, 2015, regarding the High Court of Justice's decision concerning the wholesale market, immediate notification is hereby provided that on April 20, 2015, the Company received a letter from the director general of the Ministry of Communications whereby, further to the ministry's meetings with the Company following the court's aforementioned decision, it emerges, in the ministry's opinion, that the provision of wholesale telephony services is possible on the Bezeq network, with only small adjustments, within a short period of time and at minimal cost. The letter also states that in the ministry's opinion, there are several possible technological solutions for providing the service in accordance with the service file, three of which were briefly described in the letter.

In light of the foregoing, the ministry stated that it expected the Company to prepare for the provision of the service in a timely manner, on May 17, 2015.

The Company rejects the statements in the letter, and intends to send a detailed response to the Ministry of Communications.

The above summary constitutes a translated summary of a Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.